Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 333-226947

NOTICE TO ATTEND THE EXTRAORDINARY GENERAL MEETING
The shareholders of Tele2 AB (publ) are hereby invited to the Extraordinary General Meeting on Friday September 21, 2018, at 13.00 CEST at Fotografiska Event & Konferens, Stadsgårdshamnen 22 in Stockholm, Sweden.

NOTICE ETC.
Shareholders who wish to attend the Extraordinary General Meeting shall
•	be entered in the share register maintained by Euroclear Sweden AB on Friday September 14, 2018, and
•
give notice of their intention to attend no later than Monday September 17, 2018. Notice to attend is to be made on the company’s website at www.tele2.com under the heading “Extraordinary General Meeting 2018”, found under the section “Governance”, by telephone to +46 (0) 771 246 400 or by mail to Computershare AB “EGM Tele2”, P.O. Box 610, SE-182 16 Danderyd, Sweden.

Shareholders shall in their notice to attend state name, personal identification number or company registration number, address, phone number and number of assistants, if applicable. Shareholders whose shares are registered in the names of nominees must temporarily re-register such shares in their own name in order to be entitled to attend the Extraordinary General Meeting. In order for such re-registration to be completed on Friday September 14, 2018, the shareholder must inform their nominees well before that day. Shareholders attending by a proxy or a representative should send documents of authorisation to the mail address above well before the Extraordinary General Meeting. A template proxy form is available on the company’s website www.tele2.com under the heading “Extraordinary General Meeting 2018”, found under the section “Governance”. Shareholders cannot vote or, in other way, attend the Extraordinary General Meeting by remote access.

PROPOSED AGENDA
1.	Opening of the Extraordinary General Meeting.
2.	Election of Chairman of the Extraordinary General Meeting.
3.	Preparation and approval of the voting list.
4.	Approval of the agenda.
5.	Election of one or two persons to check and verify the minutes.
6.	Determination of whether the Extraordinary General Meeting has been duly convened.
7.	The merger with Com Hem
(a)	Approval of the merger plan;
(b)	Issue of the merger consideration;
8.	Election of additional Board members
(a)	Determination of the number of members of the Board;
(b)	Determination of the remuneration to the new members of the Board; and
(c)	Election of new members of the Board:
(i)	Lars-Åke Norling;
(ii)	Andrew Barron; and
(iii)	Eva Lindqvist.
9.	Closing of the Extraordinary General Meeting.

RESOLUTIONS PROPOSED BY THE BOARD

The merger with Com Hem (item 7)
In order to carry through the proposed merger between Tele2 AB (publ) (“Tele2”) and Com Hem Holding AB (publ) (“Com Hem”), the Board proposes that the Extraordinary General Meeting resolves to approve the merger plan and the issue of the shares that form part of the merger consideration in accordance with items 7 (a) – 7 (b) below.
The resolutions under items 7 (a) – 7 (b) below are conditional upon each other and the Swedish Companies Registration Office’s (Sw. Bolagsverket) registration of the merger.

Approval of the merger plan (item 7 (a))
Tele2’s and Com Hem’s Boards have jointly adopted a merger plan, dated January 9, 2018. The merger plan has been registered with the Swedish Companies Registration Office on January 19, 2018 and the registration was announced on January 23, 2018.
According to the merger plan, the merger shall be undertaken by way of absorption, with Tele2 as the absorbing company and Com Hem as the transferring company. According to the merger plan, the exchange ratio for the merger consideration has been determined in such way that each share in Com Hem shall be exchanged for 1.0374 new Class B shares in Tele2 (the “Non-Cash Consideration”) and SEK 37.02 in cash.
Registration of the merger with the Swedish Companies Registration Office is conditional upon the conditions in the merger plan, inter alia that the Extraordinary General Meetings of both Tele2 and Com Hem approve the merger plan and that all permits and approvals of the competition authorities that are necessary for the merger have been obtained. The merger is expected to be registered with the Swedish Companies Registration Office in Q4 2018 and will result in the dissolution of Com Hem, whereby all of Com Hem’s assets and liabilities will be transferred to Tele2. Settlement of the merger consideration will take place following the Swedish Companies Registration Office’s registration of the merger.

Issue of the merger consideration (item 7 (b))
Implementation of the merger requires that the Extraordinary General Meeting resolves to issue of 183,441,585 new Class B shares in Tele2 as Non-Cash Consideration. Such issue of shares will increase Tele2’s share capital by SEK 229,301,981.25 to SEK 862,926,996.25 in total.
Entitled to receive the newly issued Class B shares, with the exchange ratio set out above, are shareholders registered in the share register of Com Hem on the date when the Swedish Companies Registration Office registers the merger.
The Class B shares in Tele2 issued as the Non-Cash Consideration shall carry right to dividends for the first time on the record date that occurs following registration of the merger by the Swedish Companies Registration Office. The shareholders will be entitled to receive dividends in Tele2 in accordance with the provisions of Tele2’s articles of association.

RESOLUTIONS PROPOSED BY THE NOMINATION COMMITTEE
The Nomination Committee has in the light of the proposed merger between Tele2 and Com Hem, proposed the following regarding the composition of the Board and remuneration to the new Board members.

Election of Chairman of the Extraordinary General Meeting (item 2)
The Nomination Committee proposes that Charlotte Levin, member of the Swedish Bar Association, is elected to be the Chairman of the Extraordinary General Meeting.

Determination of the number of members of the Board and election of new members of the Board (items 8 (a) and 8 (c) (i)-(iii))
The Nomination Committee proposes that the Board shall consist of:
•	seven members for the period from the Extraordinary General Meeting, and
•	nine members once the merger has been registered with the Swedish Companies Registration Office.
The Nomination Committee proposes that:
•	Lars-Åke Norling shall be elected as new Board member with effect from the Extraordinary General Meeting, and
•	Andrew Barron and Eva Lindqvist (today Board members of Com Hem) shall be elected as new Board members with effect once the merger has been registered with the Swedish Companies Registration Office.
This means that for the period from the Extraordinary General Meeting until the merger has been registered with the Swedish Companies Registration Office, the Board of Tele2 will consist of the current Board members, Sofia Arhall Bergendorff, Anders Björkman, Georgi Ganev (as Chairman), Cynthia Gordon, Eamonn O’Hare and Carla Smits-Nusteling, and the new member Lars-Åke Norling. When the merger has been registered with the Swedish Companies Registration Office, Andrew Barron and Eva Lindqvist will join the Board as new members.
Until the merger has been registered with the Swedish Companies Registration Office, Tele2 and Com Hem shall act as two independent and separately listed companies with their current management and board of directors, respectively.

Determination of the remuneration to the new Board members (item 8 (b))
At the Annual General Meeting 2018, the AGM resolved that remuneration for ordinary Board work for the period until the end of the next Annual General Meeting should be SEK 1,575,000 to the Chairman of the Board and SEK 575,000 to each of the other members of the Board.
The Nomination Committee proposes that remuneration to each of the Board members elected at the Extraordinary General Meeting shall be SEK 575,000 (on a yearly basis), and that remuneration to these members for the period from when their appointment takes effect until the end of the next Annual General Meeting shall be paid in proportion to the length of the their term-of-office, respectively.

MISCELLANEOUS
Shares and votes
As of August 27, 2018, there is a total number of 506,900,012 shares in the company, whereof 22,793,523 Class A shares, 482,207,489 Class B shares and 1,899,000 Class C shares, corresponding to a total of 712,041,719 votes. The company currently holds 1,796,240 of its own Class B shares and 1,899,000 of its own Class C shares corresponding to 3,695,420 votes which cannot be represented at the Extraordinary General Meeting.
Special majority requirements and voting commitment with respect to the proposed resolutions in item 7

Resolutions under item 7 (a) – 7 (b) are valid only if supported by shareholders holding not less than two-thirds of both the votes cast and the shares represented (within each class of shares) at the Extraordinary General Meeting.
Kinnevik, the largest shareholder of Tele2, holding approximately 30.1 per cent of the shares and 47.6 per cent of the votes, has undertaken to vote in favour of the Board’s proposal under items 7 (a) and 7 (b).
Documentation
The merger plan including attachments and the complete proposal for item 7 (b) are available at the company’s office at Skeppsbron 18 in Stockholm and on the company’s website www.tele2.com as of August 29, 2018, under the heading “Extraordinary General Meeting 2018”, found under the section “Governance”.
The Nomination Committee’s motivated statement regarding the proposed Board and information about the proposed new members of the Board are available on the company’s website, www.tele2.com under the heading “Extraordinary General Meeting 2018”, found under the section “Governance”.
A merger document – including, among other things, the merger plan, a description of the background and reasons to the merger as well as a description of the merged company – will be made public and be available at the company’s website www.tele2.com under the heading “Extraordinary General Meeting 2018”, found under the section “Governance” as of August 29, 2018.
The documentation can be ordered by telephone at +46 (0) 771-246 400 or at the address Computershare AB “EGM Tele2”, P.O. Box 610, SE-182 16 Danderyd, Sweden.
Shareholders’ right to request information
The Board and the Chief Executive Officer shall, if any shareholder so requests and the Board believes that it can be done without material harm to the company, provide information regarding circumstances that may affect the assessment of an item on the agenda.
Processing of personal data
For information on how your personal data is processed, see www.tele2.com under the heading “Shareholders personal data” (under the heading “The Share”, found under the section “Investors”)

Stockholm, August 2018
TELE2 AB (PUBL)
THE BOARD
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Other information
Schedule for the Extraordinary General Meeting:
The doors open for shareholders at 12.30 CEST.
The Extraordinary General Meeting commences at 13.00 CEST.
Interpretation
The Extraordinary General Meeting will mainly be held in Swedish. As a service to the shareholders, simultaneous interpretation from Swedish to English as well as from English to Swedish will be provided. This service may be requested when attendance to the Extraordinary General Meeting is notified.
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IMPORTANT INFORMATION

The information included in this transcript is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 has filed a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem have filed with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. Investors and security holders are able to obtain free copies of the merger document through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40.

In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.

FORWARD LOOKING STATEMENTS

The information in this transcript may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the transcript. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this transcript, or at all.

NO SOLICITATION

This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.